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                  Filed by Equity Residential Properties Trust
             Pursuant to Rule 425 Under the Securities Act of 1933
                    Subject Company - Grove Property Trust
                        (Commission File No. 1-13080)

            THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY EQUITY
             RESIDENTIAL PROPERTIES TRUST AND GROVE PROPERTY TRUST
                              ON JULY 17, 2000.

                                *    *    *

CONTACTS: Cindy McHugh                            Gerry McNamara
          Equity Residential                      Grove Property Trust
          (312) 928-1905                          (860) 808-6125

                                                  FOR IMMEDIATE RELEASE
                                                  JULY 17, 2000

              EQUITY RESIDENTIAL TO ACQUIRE GROVE PROPERTY TRUST
                 ADDS 7,000 NEW ENGLAND UNITS TO PORTFOLIO

     CHICAGO, IL -- JULY 17, 2000 - Equity Residential Properties Trust (NYSE: EQR) and Grove Property Trust (AMEX: GVE) announced today that they have entered into a definitive agreement and plan of merger.

     Grove Property Trust (Grove), based in Hartford, Connecticut, is a fully integrated REIT that owns and manages apartments in the New England states. The company's portfolio of 60 properties, consisting of 7,296 units, is focused primarily in Boston, Massachusetts, Hartford, Connecticut and Providence, Rhode Island. The transaction values Grove at approximately $461 million, including approximately $251 million of debt, of which Equity Residential will assume approximately $244 million. As part of the merger agreement, certain Grove executives will purchase Grove's four existing retail shopping centers at the merger closing for approximately $21.7 million, subject to approximately $7.5 million of debt.

     Holders of Grove common shares will receive $17.00 (cash) per share upon closing less an amount (not to exceed $3.5 million or approximately $0.29 per share) that may be expended by Grove to resolve certain potential liabilities. Holders of units in Grove's operating partnership will have the option of receiving cash in the same amount as received by Grove shareholders or 0.3696 per unit (as similarly adjusted, if necessary)

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EQUITY RESIDENTIAL/GROVE
PAGE 2

in Equity Residential's operating partnership. Equity Residential would issue approximately 1,113,755 partnership units if all Grove partnership units were exchanged. If the liabilities cannot be resolved for less than $3.5 million, Equity Residential has the option of not proceeding with the transaction.

     The merger, which has been approved by Equity Residential's Board of Trustees and Grove's Board of Trust Managers, requires Grove shareholder and OP unit holder approval. The merger does not require Equity Residential shareholder approval and is subject to customary closing conditions. The transaction is expected to close during the fourth quarter.

     "The Grove portfolio presents an excellent opportunity for Equity Residential," said Douglas Crocker II, Equity Residential's President and CEO. "This acquisition substantially increases our presence in high barrier to entry New England markets, particularly suburban Massachusetts. We look forward to welcoming Grove's employees to the Equity Residential family."

     Equity Residential currently owns and manages 19 properties consisting of 5,020 units in the New England states.

     "We are pleased that Grove's properties will be acquired by Equity Residential, one of the premier apartment companies in America. The timing, price and prestige of Equity Residential are a very powerful combination of factors and our Board of Trust Managers feels strongly that this is an opportunity that should be accepted," said Damon Navarro, Grove's Chairman, President and CEO. He added, "We have often said that our primary mission was to create and enhance shareholder value and we believe we have successfully accomplished our mission."

     Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the Federal securities laws. Although Equity Residential and Grove believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they can give no assurance that their

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EQUITY RESIDENTIAL/GROVE
PAGE 3

expectations will be achieved. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions. These and other factors that could cause or contribute to actual results differing materially from such forward-looking statements are discussed in greater detail in the companies' Securities and Exchange Commission filings.

     In connection with the proposed transactions, a proxy statement and registration statement will be filed with the SEC. Grove investors are encouraged to read these documents because they will contain important information about the proposed mergers. After these documents are filed with the SEC, they will be available for free, both on the SEC's website (www.sec.gov) and from Equity Residential's and Grove Property's investor relations departments.

     Equity Residential Properties Trust is the largest publicly traded apartment company in America. Nationwide, Equity Residential owns or has investments in 1,049 properties in 35 states, consisting of 223,304 units. For more information on Equity Residential, please visit our website at www.eqr.com.

                                   # # #

GROVE PROPERTY LIST FOLLOWS

EQUITY RESIDENTIAL WILL HOST A CONFERENCE CALL TO DISCUSS THIS ACQUISITION TODAY, MONDAY, JULY 17, 2000, AT 10:00 A.M. CENTRAL. TO PARTICIPATE IN THE CONFERENCE CALL PLEASE DIAL 719-457-2604 FIVE MINUTES PRIOR TO THE START TIME. THE CONFIRMATION CODE 425344 IS NECESSARY FOR PARTICIPATION.

PROPERTY                      LOCATION                           UNITS

Arbor Commons                 Ellington, CT                        28
Avon Place                    Avon, CT                            156
Bradford Apartments           Newington, CT                        64
Briar Knoll Apts              Vernon, CT                          150
Brooksyde Apts                West Hartford, CT                    80
Burgundy Studios              Middletown, CT                      102
Cambridge Estates             Norwich, CT                          92
Colonial Village              Plainville, CT                      104
Summit & Birch Hill           Farmington, CT                      184
Fox Hill Apartments           Enfield, CT                         168
Fox Hill Commons              Vernon, CT                           74
Greenfield Village            Rocky Hill, CT                      147
High Meadow                   Ellington, CT                       100
Hilltop                       Norwich, CT                         120
Glastonbury Center            Glastonbury, CT                     104
Loomis Manor                  West Harford, CT                     43
Park Place West               West Hartford, CT                    63
Pinney Brook                  Ellington, CT                        34
Parkwood                      East Haven, CT                      102
Ribbon Mill                   Manchester, CT                      104
River's Bend                  Windsor, CT                         364
Westwynd Apts                 West Hartford, CT                    46
Woodbridge                    Newington, CT                        73
929 House                     Cambridge, MA                       127
Abington Grove                Abington, MA                         90
Cedar Glen                    Reading, MA                         114
Chestnut Glen                 Abington, MA                        130
Coachlight Village            Agawam, MA                           88
Conway Court                  Roslindale, MA                       28
Dean Estates                  Taunton, MA                          58
Four Winds                    Fall River, MA                      168
Glen Grove                    Wellesley, MA                       125
Glen Meadow                   Franklin, MA                        288
Gosnold Grove                 East Falmouth, MA                    33
Heritage Green                Sturbridge, MA                      130
Highland Glen                 Westwood, MA                        180
Jaclyn Towers                 Beverly, MA                         100
Longfellow Glen               Sudbury, MA                         120
Nehoiden Glen                 Needham, MA                          61
Rolling Green                 Milford, MA                         304

PROPERTY                      CITY/STATE                         UNITS

Rolling Green                 Amherst, MA                         204
Rolling Green                 Fall River, MA                      404
Noonan Glen                   Winchester, MA                       18
Norton Glen                   Norton, MA                          150
Old Mill Glen                 Maynard, MA                          50
Phillips Park                 Wellesley, MA                        49
Rockingham Glen               West Roxbury, MA                    143
Security Manor                Westfield, MA                        63
Sturbridge Meadows            Sturbridge, MA                      104
Summerhill Glen               Maynard, MA                         120
Van Deene Manor               West Springfield, MA                109
Spring Hill Commons           Acton, MA                           123
Webster Green                 Needham, MA                          76
Westwood Glen                 Westwood, MA                        156
Wilkins Glen                  Medfield, MA                        102
Dean Estates II               Cranston, RI                         48
Royale                        Cranston, RI                         76
Tanglewood                    West Warwick, RI                    176
Winchester Park               East Providence, RI                 416
Winchester Wood               East Providence, RI                  62

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                     (end of text of press release.)

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.